Exhibit 2.2

ASSET PURCHASE AGREEMENT
by and between

ICU Medical, Inc.

Excelsior Medical, LLC
and
solely for purposes of Article 4 and Section 11.10, Medline Industries, Inc.

______________
October 5, 2015

Schedules and Exhibits
Exhibit A - Accounting Methodologies
Exhibit B - Form of Assignment and Assumption Agreement
Exhibit C - Form of Bill of Sale
Exhibit D - Form of IP License Agreement
Exhibit E - Form of Supply Agreement
Exhibit F - Form of Transition Services Agreement
Exhibit G - Working Capital Illustration
Exhibit H - Form of Contract Manufacturing Agreement
Exhibit I - Transition Services Employees
Exhibit J - Certain Matters Regarding Shared Contracts
Exhibit K - Certain Matters Regarding Warning Letter Matters
Schedule 1.1(a) - Knowledge of the Purchaser
Schedule 1.1(b) - Knowledge of the Seller
Schedule 2.1(c) - Included Contracts

TABLE OF CONTENTS
(continued)
Page

Schedule 2.1(d) - Shared Contracts
Schedule 2.1(f) - Leased Real Property
Schedule 2.14 - Shared Liabilities
Schedule 10.1(a) - Seller Retained Employees
Schedule 10.2(e)(i) - Severance Formula
Schedule 10.2(e)(ii) - Certain Employee Arrangements

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (the “Agreement”) is made as of October 5, 2015, by and between ICU Medical, Inc., a Delaware corporation (the “Seller”), Excelsior Medical, LLC, an Illinois limited liability company (the “Purchaser”) and, solely for purposes of Article 4 and Section 11.10, Medline Industries, Inc., an Illinois corporation (“Guarantor”).
RECITALS
WHEREAS, on or around the date of this Agreement, the Seller intends to enter into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with RoundTable Healthcare Partners, L.P., RoundTable Healthcare Investors, L.P. and such other stockholders of EXC Holding Corp. identified therein (the “Stock Sellers”) pursuant to which the Seller will acquire 100% of the outstanding equity interests of EXC Holding Corp. (the “Company”);
WHEREAS, the Company and its wholly-owned subsidiary, Excelsior Medical Corporation (the “Company Subsidiary” and together with the Company, the “Acquired Companies”), are engaged in the business of manufacturing and selling “SwabCap” needleless connector disinfection caps and SwabPak, PharmAssist Pump, ESP syringe driver along with the associated disposables (the “ICU Acquired Business”) and the stand-alone flush syringe business and the “SwabFlush” business of combining flush syringe and needleless connection disinfection caps (the “ML Acquired Business”);
WHEREAS, upon closing of the transactions contemplated by the Stock Purchase Agreement (the “Stock Closing”), the Seller, through the Acquired Companies (collectively with the Seller, the “Seller Group”), desires to sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser desires to purchase and assume from the Seller Group, the Purchased Assets, and the Purchaser has agreed to assume the Assumed Liabilities, upon the terms and subject to the conditions set forth herein.
NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE 1
DEFINITIONS AND CONSTRUCTION

Section 1.1 Definitions. For the purposes of this Agreement and the Ancillary Agreements:

“Accounting Principles” means: (a) the accounting principles, policies, procedures and methodologies set forth on Exhibit A hereto, other than in connection with the allocation of the Working Capital determined under the Stock Purchase Agreement between Seller and Purchaser hereunder (which allocation will be consistent with and determined using the same methodology as used in the Working Capital illustration set forth on Exhibit G); (b) to the extent not inconsistent with clause (a), the accounting principles, policies, procedures, methodologies, categorizations, asset recognition bases, definitions, practices and techniques (including in respect of the exercise of management judgment) adopted in the preparation of the latest Audited Financial Statements; and (c) to the extent not otherwise addressed in clause (a) or (b), GAAP.
“Active ML Employees” means ML Employees who are Transferred Employees.
“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such specified Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or equity or ownership interests or by contract, credit arrangement or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“Ancillary Agreements” means, collectively, the Bill of Sale, the Assignment and Assumption Agreement, the Transition Services Agreement, the Supply Agreement, the Contract Manufacturing Agreement, and the IP License Agreement.
“Antitrust Laws” means any antitrust, competition or trade regulatory Laws.
“Arbitrator” means a nationally recognized certified public accounting firm as shall be mutually agreed upon by the Purchaser and the Seller, which firm shall not be rendering (and during the two (2) year period preceding the date of this Agreement shall not have rendered) services to the Purchaser or the Seller, the Acquired Companies, the Stock Sellers or any of their respective Affiliates.
“Assignment and Assumption Agreement” means the assignment and assumption agreement in the form of Exhibit B.
“Audited Financial Statements” means the audited consolidated balance sheets of the Acquired Companies as of February 28, 2013 and 2014 and the audited consolidated statements of operations, stockholders’ equity and cash flows of the Acquired Companies, together with the notes thereto, for the years ended February 28, 2013 and 2014.
“Bill of Sale” means the bill of sale in the form of Exhibit C.
“Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions located in New York, New York are authorized or obligated by applicable Law to close.
“Cash and Cash Equivalents” means the aggregate amount of the Acquired Companies’ cash and cash equivalents (including marketable securities and short term investments) on hand or in bank accounts, but excluding outstanding checks that have not cleared, in each case, as determined in accordance with the Accounting Principles.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Confidential Information” means any information that is confidential, proprietary or generally not available to the public about the ICU Acquired Business or the ML Acquired Business (as applicable); provided, that Confidential Information shall not include information that (a) is or becomes generally available to the public through no direct or indirect act or omission by the receiving party or any of its Affiliates; (b) is already known by, or is or becomes lawfully available to, the receiving party or its Affiliates from a source, other than the disclosing party or its Affiliates, who is not known by the receiving party to be prohibited from disclosing such portions to the receiving party or its Affiliates by any contractual, legal or fiduciary obligation; or (c) was independently developed by the receiving party or its Affiliates without any use of or reliance on any Confidential Information.
“Confidentiality Period” means the three (3) year period beginning on the Closing Date.
“Contract” means all contracts, guaranties, leases, licenses, sublicenses, instruments, commitments, notes, bonds, mortgages, indentures, sales or purchase orders, invoices and other agreements, whether written or oral.

“Contract Manufacturing Agreement” means the contract manufacturing agreement to be entered into between the Seller and the Purchaser at the Closing, in the form of Exhibit H.
“Copyrights” means United States registered copyrights, and pending applications to register the same.
“Covidien Agreement” means the Supply and Distribution Agreement dated as of July 1, 2014 by and between Covidien LP on behalf of its Medical Supplies Segment and the Company Subsidiary (as the same may be amended from time to time), together with all schedules and exhibits thereto.
“Debt” means the amount necessary to discharge the aggregate amount of outstanding Indebtedness of the Acquired Companies on the Closing Date.
“Employees” means all employees of the Acquired Companies as of the Closing Date (as defined in the Stock Purchase Agreement).
“Encumbrance” means any lien, adverse claim, charge, security interest, encumbrance, mortgage, pledge, easement, option or other right to acquire an interest, or other restrictions of a similar kind.
“Environmental Law” means all federal, state and local statutes, regulations, ordinances and other provisions having the force or effect of law, in each case, concerning worker health and safety and pollution or protection of the environment (including those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any Hazardous Material), each as amended and in effect as of the date hereof.
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.
“Expenses” means any and all reasonable out‑of‑pocket expenses actually incurred in connection with defending or asserting any Proceeding incident to any matter indemnified against hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees and reasonable fees and disbursements of legal counsel, expert witnesses, accountants and other professionals).
“FDA” means the U.S. Food and Drug Administration.
“Final Escrow Period” means the period commencing on the day immediately following the first anniversary of the Closing Date (as defined in the Stock Purchase Agreement) and expiring on the date that is eighteen months after the Closing Date (as defined in the Stock Purchase Agreement).
“Former Cap Employee” means any Former Employee who was at the time of the most recent termination of employment with the Acquired Company’s performing services for the ICU Acquired Business.
“Former Employee” means any employee of the Acquired Companies whose employment was terminated prior to the Closing.
“Former Flush Employee” means any Former Employee who was at the time of their most recent termination of employment with the Acquired Companies performing services for the ML Acquired Business.
“Former Shared Employee” means any Former Employee who was at the time of their most recent termination of employment with the Acquired Companies performing services for both the

ML Acquired Business and the ICU Acquired Business or if it cannot be reasonably determined for which business the Former Employee was performing services.
“GAAP” means United States generally accepted accounting principles.
“Governmental Approval” means an authorization, consent, approval issued by, or a registration or filing with, or notice to, or waiver from, any Governmental Body.
“Governmental Body” means any (a) foreign, federal, state, local or other government, (b) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), or (c) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitral tribunal.
“Hazardous Material” means any contaminant, pollutant, or hazardous or toxic substance or waste, as such terms are defined in Environmental Laws.
“Hyprotek License” means the license granted to the Company Subsidiary pursuant to that certain License Agreement, dated as of June 12, 2012, by and between Hyprotek, Inc. and the Company Subsidiary.
“Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments or debt securities and warrants or other rights, including obligations so evidenced or incurred in connection with the acquisition of property, assets or businesses (including capital lease obligations) and (c) all indebtedness of others referred to in clauses (a) and (b) hereof guaranteed, directly or indirectly, in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such indebtedness or to advance or supply funds for the payment or purchase of such indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such indebtedness or to assure the holder of such indebtedness against loss, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered), (iv) to grant an Encumbrance on property owned or acquired by such Person, whether or not the obligation secured thereby has been assumed, or (v) to otherwise assure a creditor against loss, including in each such case principal, accrued interest, default interest, break-up fees, fees or interest for voluntary pre-payment and any other payments, interests or fees under each such indebtedness, in each case, calculated in accordance with the Accounting Principles.
“Indemnity Escrow Fund” means $4,480,000, which amount shall be deposited with and held by the Escrow Agent (as defined in the Stock Purchase Agreement) pursuant to the Escrow Agreement (as defined in the Stock Purchase Agreement) to secure and serve as a fund in respect of the indemnification obligations of the Stock Sellers set forth in the Stock Purchase Agreement.
“Initial Escrow Period” means the first 12 months of the escrow period under the Stock Purchase Agreement.
“Initial Individual Escrow Amount” means $2,240,000.
“Intellectual Property” means Copyrights, Patent Rights, Trademarks and Trade Secrets.

“IP License Agreement” means the license agreement to be entered into between the Seller and Purchaser at the Closing, in the form of Exhibit D.
“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.
“ISRA” means the New Jersey Industrial Site Recovery Act, N.J.A.C. 7:26B.
“Knowledge of the Purchaser” means, as to a particular matter, the knowledge that the individuals listed on Schedule 1.1(a) would have after reasonable inquiry and investigation.
“Knowledge of the Seller” means, as to a particular matter, the knowledge that the individuals listed on Schedule 1.1(b) would have after reasonable inquiry and investigation.
“Law” means any foreign, federal, state and local laws, statutes, treaties, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Body.
“Liability” means any liability, debt, obligation, loss, damage, claim, cost, expense or other charge, in each case, whether direct or indirect and whether accrued or contingent.
“Losses” means any and all out-of-pocket losses, costs, settlement payments, awards, judgments, fines, penalties, Taxes, damages, expenses, deficiencies or other charges; provided, that Losses shall not include (a) punitive or exemplary damages (in each such case, other than those resulting from a Third Person Claim), (b) incidental, special or consequential damages of any kind or the loss of anticipated or future business or profits, or opportunity cost damages (in each such case, other than any such damages (i) resulting from a Third Person Claim or (ii) that are consequential damages that are reasonably foreseeable) or (c) diminution in value damages and, in particular, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses (other than those resulting from a Third Person Claim).
“ML Employee” means all Employees, other than Seller Retained Employees, and all Former Flush Employees and Purchaser’s share of any Former Shared Employee.
“Order” means any order, judgment, injunction, award, decree, ruling or writ of any Governmental Body.
“Patent Rights” means United States and foreign patents and patent applications.
“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Body.
“Proceeding” means any claim, demand, charge, complaint, action, litigation, suit, arbitration, proceeding, hearing, audit or investigation, whether civil, criminal, judicial or administrative, of any Person or Governmental Body.
“Protected Purchaser Employees” means any officer, director or employee of the Purchaser (or any of its Affiliates).
“Protected Seller Employees” means any officer, director or employee of the Seller (or any of its Affiliates, including the Acquired Companies).
“Release” means the release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal or leaching of a Hazardous Material into the environment.

“Restricted Caps Product” means single sterile caps, including any non-flush syringe delivery system.
“Restricted Flush Product” means stand-alone syringes and products combining flush syringe combined with needleless connector disinfection caps (whether male or female) positioned in or on a plunger of the syringe.
“Schedule” means the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, as the context requires.
“Seller Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA) and any other material plan, Contract, arrangement, agreement, program, fund, policy, (whether written or unwritten) providing direct or indirect compensation, including insurance coverage, severance benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, vacation, life insurance, death benefit, sick pay, disability, severance, change-in-control, educational assistance, holiday pay, housing assistance, moving expense reimbursement, fringe benefit or similar benefits maintained or contributed to by any member of the Seller Group for the benefit of any Employee or Former Employee.
“Shared Contract” means any Contract, arrangement, commitment or understanding, including with respect to manufacturing, sales, sourcing, distribution, warehousing, or freight, to which an Acquired Company is a party and which relate to both (a) the ML Acquired Business, and (b) the ICU Acquired Business.
“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person or by another subsidiary of such first Person.
“Supply Agreement” means the supply agreement to be entered into between the Seller and the Purchaser at the Closing, in the form of Exhibit E.
“SwabFlush IP” means any Intellectual Property owned or licensed in by the Seller or its Affiliates (including, after the Closing, the Acquired Companies) that relates to methods or devices that include positioning a cap in or on a plunger of a syringe.
“Target Flush Working Capital” means $7,600,000.
“Tax” means (a) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer or excise tax, windfall profit, severance, production, stamp or environmental tax or (b) any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any taxing authority of any Governmental Body, (c) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group for any period (including any arrangement for group or consortium relief or similar arrangement), and (d) any liability for the payment of any amounts of the type described in clauses (a)-(c) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of law.

“Tax Return” means any return, report or similar statement filed or required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.
“Trademarks” means registered United States federal, state and foreign trademarks, service marks and trade names, common law trademarks, and pending applications to register the foregoing.
“Trade Secrets” means confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans, or other proprietary information that provides the owner with a competitive advantage.
“Transaction Expenses” means any fees, costs and expenses incurred or subject to reimbursement by either of the Acquired Companies, in each case in connection with the transactions contemplated by the Stock Purchase Agreement or this Agreement and not paid prior to the Closing, including (a) any brokerage fees, commissions, finders’ fees, or financial advisory fees, and, in each case, related costs and expenses; (b) any fees, costs and expenses of counsel, accountants or other advisors or service providers; (c) any fees, costs and expenses or payments of either of the Acquired Companies related to any transaction bonus, discretionary bonus, change-of-control payment, retention or other compensatory payments made to any employee of either of the Acquired Companies as a result of the execution of the Stock Purchase Agreement or this Agreement or in connection with the transactions contemplated by the Stock Purchase Agreement or this Agreement (excluding, for the avoidance of doubt, the payment of the purchase price to the Stock Sellers pursuant to the Stock Purchase Agreement); and (d) the amounts for severance payable to the employees of the Company being terminated in connection with the Closing; provided, however, that transaction expenses shall not include any fees, costs, payments, expenses or disbursements incurred by, on behalf of or for the account of the Purchaser and its Affiliates.
“Transition Services Employee” means any Transferred Employee providing services to the Acquired Companies under the Transition Services Agreement or Contract Manufacturing Agreement following the Closing Date as set forth on Exhibit I.
“Transition Services Agreement” means the transition services agreement to be entered into between the Seller and the Purchaser at the Closing, in the form of Exhibit F.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, the New Jersey Business Closing/Mass Layoff Notification Law and any similar foreign, state or local Law.
“Warning Letter” means, collectively, (a) the FDA Form 483 dated August 21, 2014 for the Neptune, NJ facility, (b) the FDA Warning Letter dated November 7, 2014, (c) the Letter from Robert J. Maffei, Compliance Officer, New Jersey District, FDA, to Steven Thornton, dated January 6, 2015, and (d) all response letters and communications related to (a)-(c).
“Working Capital” means (a) the consolidated current assets of the Acquired Companies that are Purchased Assets (excluding Cash and Cash Equivalents, any Tax receivable and deferred Tax assets) minus (b) the consolidated current liabilities of the Acquired Companies that are Assumed Liabilities (excluding Debt, Transaction Expenses, any Tax payable, deferred Tax liabilities and, for the avoidance of doubt, any past due payables of the Acquired Companies that are settled and paid at or prior to the Closing), in each case calculated in accordance with Exhibit G and the Accounting Principles and reflecting the exclusion of the Excluded Assets and the Excluded Liabilities.
Section 1.2    Additional Defined Terms.
For purposes of this Agreement and the Ancillary Agreements, the following terms have the meanings specified in the indicated Section of this Agreement:

Defined Term	Section
Agreement	Preamble
Allocation Statement	2.8(a)
Acquired Companies	Preamble
Assumed Liabilities	2.3
Base Purchase Price	2.5(a)
Capped Party	8.8(c)
Claim Notice	8.3(a)
Closing	2.9
Closing Date	2.9
Closing Date Flush Balance Sheet	2.6(b)
Closing Date Flush Working Capital	2.6(b)
Closing Payment	2.10
Company	Preamble
Company Subsidiary	Preamble
Confidentiality Agreement	5.3(a)
Dispute Notice	2.6(b)
Estimated Closing Date Flush Working Capital	2.5(b)
Excelsior Name	5.10
Excess Escrow Amount	8.8(c)
Excluded Assets	2.2
Excluded Liabilities	2.4
Final Allocation Statement	2.8(b)
Final Individual Escrow Amount	8.8(d)
Flush Books and Records	2.1(i)
Guarantor	Preamble
ICU Acquired Business	Preamble
Impacted Contracts	2.12
Included Contracts	2.1(c)
Indemnified Party	8.3(a)
Indemnitor	8.3(a)
Leased Real Property	2.1(f)
ML Acquired Business	Preamble
Name Period	5.10
NJ Quality and Manufacturing Matters	2.3(g)
Non-Solicitation Period	5.7(a)
Preliminary Closing Date Flush Balance Sheet	2.6(a)
Preliminary Flush Closing Statement	2.6(a)
Preliminary Flush Working Capital Determination	2.6(a)
Purchase Price	2.5(a)
Purchased Assets	2.1
Purchaser	Preamble
Purchaser Disclosure Schedule	Article 4

Defined Term	Section
Purchaser Indemnified Parties	8.1
Purchaser’s Written Response	2.8(a)
Qualifying Claims	8.8(b)
Restricted Cap Activities	5.7(a)
Restricted Flush Activities	5.7(b)
Restricted Period	5.7(a)
Seller	Preamble
Seller Disclosure Schedule	Article 3
Seller Group	Preamble
Seller Indemnified Parties	8.2
Seller Related Parties	11.11
Seller Retained Employees	10.1(a)
Shared Liabilities	2.14
Specified Insurance	5.13
Stock Closing	Preamble
Stock Purchase Agreement	Preamble
Stock Sellers	Preamble
Tax Benefit	8.6(b)
Third Person Claim	8.4(a)
Transferred Employees	10.1(b)
Transfer Taxes	9.2
Uncapped Party	8.8(c)
Warning Letter Matters	2.3(f)
Welfare Plans	10.4

Section 1.3    Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” (b) the word “or” is not exclusive and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and the Exhibits and Schedules attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement, as applicable; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The Schedules and Exhibits referred to herein and attached hereto shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. All references to days shall be to calendar days unless Business Days are specified. All references to “dollars” or “$” shall mean United States Dollars.
ARTICLE 2
THE TRANSACTION

Section 2.1    Sale and Purchase of Purchased Assets. In accordance with the provisions of this Agreement and except as set forth in Section 2.2, at the Closing, the Seller will, and will cause the other members of the Seller Group to, sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser will purchase and acquire from the Seller Group, all of the Seller Group’s right, title and interest in and to all of the assets and properties of the Acquired Companies of every kind and description, wherever located, real, personal, tangible, intangible or mixed, to the extent used in connection with the ML Acquired Business as the same shall exist on the Closing Date (collectively, the “Purchased Assets”), including, but not limited to, all of the right, title and interest of the Acquired Companies in and to all of the following assets:

(a)all inventory as of the Closing Date, to the extent used or held for use primarily in the ML Acquired Business, including all finished goods, work in process and raw materials, to the extent included in the Working Capital;
(b)all notes and accounts receivable, including all trade accounts receivable and other rights to payment from customers, to the extent (i) included in the Closing Date Flush Working Capital (as determined in accordance with Section 2.6), or (ii) related to the ML Acquired Business;
(c)all of the rights of the Acquired Companies under all Contracts exclusively relating to the ML Acquired Business, including those Contracts listed on Schedule 2.1(c) (collectively, the “Included Contracts”);
(d)subject to Exhibit J, the portion of any Shared Contract, including those Shared Contracts listed on Schedule 2.1(d), relating to the ML Acquired Business;
(e)all machinery, equipment, furniture and other items of tangible personal property used or held for use by the Acquired Companies primarily for the ML Acquired Business, and the related interests of the Acquired Companies therein;
(f)all rights in respect of the real property set forth on Schedule 2.1(f) (collectively, the “Leased Real Property”), to the extent such rights may be transferred under applicable Law;
(g)all goodwill of the Acquired Companies to the extent relating to the ML Acquired Business or the Purchased Assets;
(h)to the extent transferable under applicable Law, all Governmental Approvals held by the Acquired Companies that primarily relate to the operation of the ML Acquired Business or the ICU Acquired Business to the extent necessary to perform under the Contract Manufacturing Agreement;
(i)to the extent transferable under applicable Law, all books, records, files and papers, to the extent related to the ML Acquired Business, including all advertising materials, client and customer lists, supplier and vendor lists, purchase orders, sales and purchase invoices, production reports, personnel and employment records, and financial and accounting records, other than the corporate books and records of the Seller Group (collectively, the “Flush Books and Records”);
(j)tax refunds with respect to Taxes for which the Purchaser is responsible pursuant to this Agreement; and
(k)all of the Acquired Companies' claims, rights, credits, causes of action, defenses and rights of set-off against third parties relating to or arising from any of the Purchased Assets or Assumed Liabilities, including unliquidated rights under manufacturers’ and vendors’ warranties.

Section 2.2    Excluded Assets. Notwithstanding the terms of Section 2.1, no member of the Seller Group will sell, convey, assign, transfer or deliver to the Purchaser, and the Purchaser will not purchase or acquire, and the Purchased Assets do not include, any assets other than the Purchased Assets, including any of the following assets (the “Excluded Assets”):

(a)all Cash and Cash Equivalents, bank deposits, investment accounts, lockboxes, certificates of deposit, marketable securities, bank accounts, corporate credit cards and other similar cash items of the Seller Group;
(b)all inventory as of the Closing Date, to the extent used or held for use primarily in the ICU Acquired Business, including all finished goods, work in process and raw materials, to the extent not included in the Working Capital;
(c)all notes and accounts receivable, including all trade accounts receivable and other rights to payment from customers, to the extent (i) not included in the Closing Date Flush Working Capital (as determined in accordance with Section 2.6) or (ii) related to the ICU Acquired Business;
(d)all minute books, records, stock ledgers, Tax records, personnel records and all other materials (other than the Flush Books and Records that constitute Purchased Assets under Section 2.1(i));
(e)the shares of the capital stock of any member of the Seller Group and all of the Seller’s or any other Seller Group member’s ownership interest in any Subsidiary or other Person;
(f)all insurance policies, binders and claims and rights thereunder and proceeds thereof;
(g)all Contracts of the Seller Group, but excluding (i) the Included Contracts and (ii) the portion of any Shared Contract that constitutes a Purchased Asset under Section 2.1(c);
(h)all machinery, equipment, furniture and other items of tangible personal property used or held for use by the Seller Group that does not constitute a Purchased Asset under Section 2.1(e);
(i)all goodwill of the Seller Group that does not constitute a Purchased Asset under Section 2.1(g);
(j)all Governmental Approvals that do not constitute a Purchased Asset under Section 2.1(h);
(k)all rights to refunds, credits or similar benefits relating to Taxes and other governmental charges of whatever nature, except as provided in Section 2.1(j);
(l)subject to the express terms of the IP License Agreement, all Intellectual Property rights of the Seller Group, including all of the Seller Group’s rights in the Hyprotek License (whether with respect to the ML Acquired Business or the ICU Acquired Business);
(m)all rights arising under any Excluded Liability;
(n)all assets and other rights relating to the ICU Acquired Business or the ML Acquired Business sold or otherwise transferred or disposed of during the period from the date of this Agreement through and including the Closing Date, in any event in accordance with the provisions of the Stock Purchase Agreement or this Agreement; and
(o)all rights of the Seller Group under this Agreement or any of the Ancillary Agreements to which any member of the Seller Group is a party.

Section 2.3    Assumed Liabilities. In accordance with the provisions of this Agreement, at the Closing, the Purchaser will assume and pay or perform and discharge when due any and all of the Liabilities of the Acquired Companies to the extent relating to the ML Acquired Business or the Purchased Assets, whether arising on, prior to or following the Closing Date, including the following Liabilities (the “Assumed Liabilities”):

(a)all accounts payable of the Acquired Companies, to the extent (i) included in the Closing Date Flush Working Capital (as determined in accordance with Section 2.6) or (ii) related to the ML Acquired Business;
(b)all other Liabilities of the Acquired Companies to the extent relating to the Purchased Assets and Purchaser’s share of any Shared Liabilities;
(c)(i) all Liabilities for Taxes other than Identified Taxes (as defined in the Stock Purchase Agreement) attributable to the ML Acquired Business or the Purchased Assets for any Tax period and fifty percent (50%) of all Identified Taxes and related Losses and Expenses (each as defined in the Stock Purchase Agreement) for which Seller or the Acquired Companies are liable under Section 8.1(a) of the Stock Purchase Agreement, and (ii) all Liabilities for Taxes that are the responsibility of the Purchaser pursuant to Section 9.2;
(d)all Liabilities of the Acquired Companies arising on, prior to or following the Closing Date under (i) the Included Contracts or (ii) the portion of any Shared Contract that constitutes a Purchased Asset under Section 2.1(d);
(e)all Liabilities of the Seller Group arising on, prior to or following the Closing Date under the Governmental Approvals included in the Purchased Assets;
(f)all Liabilities (whether related to the ML Acquired Business or the ICU Acquired Business) related to the Warning Letter and the related observations and investigation (including the final closeout and verification of the effectiveness of the remediation actions steps taken in response to the Warning Letter), and any other Proceeding related to the Warning Letter (the “Warning Letter Matters”);
(g)all Liabilities to the extent related to the quality system regulation requirements and compliance of the manufacturing related activities at the Leased Real Properties (whether related to the ML Acquired Business or the ICU Acquired Business, except as provided in the Contract Manufacturing Agreement) (the “NJ Quality and Manufacturing Matters”);
(h)all Liabilities relating to the employment of all ML Employees (other than Transition Services Employees) arising on, prior to or following the Closing Date, including Liabilities arising under any Seller Plan related to any ML Employee (other than Transition Services Employees) or their respective spouses or dependents and including all Liabilities specifically assumed by the Purchaser pursuant to Article 10;
(i)all Liabilities arising under the WARN Act if triggered solely by the Purchaser’s failure to hire or offer substantially comparable terms of employment to any Employees (other than Seller Retained Employees) to those terms existing immediately prior to the Closing Date;
(j)all Liabilities arising out of the Purchaser’s activities relating to and asserted by or on behalf of one or more ML Employees, regardless of whether such person becomes a Transferred Employee;

(k)all Liabilities associated with the Leased Real Property arising on, prior to or following the Closing Date, other than to the extent such Liabilities arising on or prior to the Closing Date relate to the ICU Acquired Business;
(l)all Liabilities relating to or arising out of environmental matters or under any Environmental Law, including all Liabilities associated with ISRA or any Proceeding relating to or arising out of compliance with ISRA (including, for the avoidance of doubt, any ISRA obligations relating to both the ML Acquired Business and the ICU Acquired Business), arising on, prior to or following the Closing Date, other than to the extent such Liabilities arise out of any failure by ICU to file the required applications, notices and forms under ISRA (as applicable) on or prior to the Closing Date; and
(m)all other Liabilities arising out of, relating to or incurred primarily in connection with the ML Acquired Business or the Purchased Assets including (i) the operation of the ML Acquired Business on, prior to or following the Closing Date, and (ii) any other condition arising on, prior to or following the Closing Date with respect to the Purchased Assets.

Section 2.4    Excluded Liabilities. Notwithstanding any other provision of this Agreement, the Purchaser is assuming only the Assumed Liabilities and is not assuming any other Liability of the Seller Group, including, without limitation, any of the following Liabilities (the “Excluded Liabilities”):

(a)all accounts payable of the Acquired Companies, to the extent (i) not included in the Closing Date Flush Working Capital (as determined in accordance with Section 2.6) or (ii) related to the ICU Acquired Business;
(b)all Liabilities to the extent arising out of or related to any Excluded Asset;
(c)all Liabilities to the extent related to any FDA or other regulatory agency issues or actions related to any requirements outside of manufacturing related quality system requirements with respect to the ICU Acquired Business (including design controls, 510(k) filings, changes, or clearances, product registrations or product licensing, product labeling, advertising or promotional materials, or adverse event reporting), in each case other than the Warning Letter Matters and NJ Quality and Manufacturing Matters;
(d)all Liabilities for Transaction Expenses incurred by the Seller Group in connection with the Stock Purchase Agreement or this Agreement (other than any fees and expenses of the Arbitrator to be shared with the Purchaser pursuant to the terms of this Agreement); and
(e)any Liability with respect to amounts owed to the Stock Sellers for Tax Reductions pursuant to Section 8.1 of the Stock Purchase Agreement.

Section 2.5    Consideration.

(a)The consideration for the Purchased Assets (the “Purchase Price”) consists of (i) the payment at the Closing of $27,000,000 (the “Base Purchase Price”), (ii) plus the amount, if any, by which the Closing Date Flush Working Capital exceeds the Target Flush Working Capital, (iii) minus the amount, if any, by which the Target Flush Working Capital exceeds the Closing Date Flush Working Capital, and (iv) the assumption of the Assumed Liabilities.
(b)Not less than two (2) Business Days prior to the Closing Date, the Seller will deliver to the Purchaser (i) a copy of the certificate delivered to the Seller under Section 2.2(b) of the Stock Purchase Agreement setting forth the Estimated Closing Date Working Capital (as defined in the Stock Purchase Agreement), (ii) a statement setting forth the Seller’s good faith determination of the amount of the Estimated Closing Date Working Capital that is allocable to the ML Acquired Business (the “Estimated Closing Date Flush Working Capital”), which allocation will be consistent with and determined using the same methodology as used in the Working Capital illustration set forth on Exhibit G, and (iii) based on such estimate, the calculation of the Closing Payment pursuant to Section 2.7.
Section 2.6    Post-Closing Adjustment.

(a)As promptly as practicable (but not later than sixty (60) days) following the Closing Date, the Seller shall:
(i)prepare, in accordance with the Accounting Principles, a consolidated balance sheet of the ML Acquired Business of the Acquired Companies as of the Effective Time (the “Preliminary Closing Date Flush Balance Sheet”); and
(ii)deliver to the Purchaser the Preliminary Closing Date Flush Balance Sheet and a certificate setting forth in reasonable detail the Seller’s calculation of the Working Capital that is allocable to the ML Acquired Business as of the Effective Time, which allocation will be consistent with and determined using the same methodology as used in the Working Capital illustration set forth on Exhibit G (the “Preliminary Flush Working Capital Determination” and, together with the Preliminary Closing Date Flush Balance Sheet, the “Preliminary Flush Closing Statement”).
Until such time as the calculation of the amounts shown on the Closing Date Flush Balance Sheet and the Closing Date Flush Working Capital determinations are final and binding on the parties pursuant to this Section 2.6, the Purchaser and its accountants (at their own expense) shall be permitted to discuss with the Seller and its accountants the Preliminary Flush Closing Statement and shall be provided copies of, and have access upon reasonable notice at all reasonable times during normal business hours to, the work papers and supporting records of the Seller and its accountants that were available for purposes of the preparation and calculation of the Preliminary Flush Closing Statement so as to allow the Purchaser and its accountants to become informed concerning all matters relating to the preparation of the Preliminary Flush Closing Statement and the accounting procedures, methodologies, tests and approaches used in connection therewith; provided, that the Purchaser and its accountants shall have no such right to receive copies of or have access to the Seller’s internal correspondence or analysis to the extent they relate to a matter in dispute between the Purchaser and the Seller.
(b)Following receipt of the Preliminary Flush Closing Statement, if the Purchaser reasonably determines that the Preliminary Flush Closing Statement has not been prepared on a basis consistent with the requirements set forth in this Agreement concerning determination of the amounts set forth therein or contains a mathematical or clerical error, the Purchaser shall deliver written notice to the Seller within forty-five (45) days after the date of such receipt thereof, which notice shall set forth a specific description of the basis of each objection of the Purchaser, and to the extent then determinable, (i) a specific adjustment to each item of the Preliminary Flush Closing Statement that the Purchaser believes should be made and (ii) the Purchaser’s calculation of the Preliminary Flush Closing Statement (the “Dispute Notice”). In the event that the Purchaser does not deliver a Dispute Notice within such forty-five (45)-day period, the Preliminary Flush Closing Date Balance Sheet and the Preliminary Flush Working Capital Determination set forth therein shall be final and binding as the “Closing Date Flush Balance Sheet” and “Closing Date Flush Working Capital,” respectively, for purposes of this Agreement. In the event such Dispute Notice is delivered, the Purchaser and the Seller shall negotiate in good faith to resolve such dispute. If the Seller and the Purchaser, notwithstanding such good faith efforts, fail to resolve such dispute within thirty (30) days after delivery of the Dispute Notice, then each of the Purchaser and the Seller shall engage the Arbitrator to conduct a special review of the Purchaser’s objections to the Preliminary Flush Closing Date

Balance Sheet and/or Preliminary Flush Working Capital Determination, as the case may be, as promptly as reasonably practicable (such review to be completed no later than thirty (30) days after the Arbitrator is requested to conduct such special review), which review shall be performed consistent with the Accounting Principles and Exhibit G. Upon completion of such review, the Arbitrator shall deliver written notice to the Purchaser and the Seller setting forth the Arbitrator’s resolution of such objections and the resulting adjustments shall be deemed finally determined for purposes of this Section 2.6. The Arbitrator’s role in completing such review shall be limited to resolving such objections and determining the correct calculations to be used with respect to only the disputed portions of the Preliminary Flush Closing Statement. In resolving such objections, the Arbitrator shall apply the provisions of this Agreement concerning determination of the amounts set forth in the Preliminary Flush Closing Statement, and the decision of the Arbitrator shall be solely based on (i) whether such item objected to was prepared in accordance with the requirements set forth in this Agreement concerning determination of the amounts set forth therein or (ii) whether the item objected to contains a mathematical or clerical error. The parties agree that the Arbitrator may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. The Preliminary Flush Closing Date Balance Sheet and the Preliminary Flush Working Capital Determination as agreed by the Seller and the Purchaser or as determined by the Arbitrator, as the case may be, shall be final and binding as the “Closing Date Flush Balance Sheet” and “Closing Date Flush Working Capital,” respectively, for purposes of this Agreement.
(c)The parties hereto shall make available to the Arbitrator (if applicable), such books, records and other information (including work papers) that were available for purposes of the preparation and calculation of the Preliminary Flush Closing Statement, that the Arbitrator may reasonably request in order to review the Preliminary Flush Closing Statement; provided, that neither party shall be required to provide copies of such party’s internal correspondence or analysis to the extent they relate to a matter in dispute between the Seller and the Purchaser. The fees and expenses of the Arbitrator hereunder shall be paid by the Seller, on the one hand, and the Purchaser, on the other hand, based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by or on behalf of such party.
Section 2.7    Purchase Price Adjustment Payments. Promptly (but not later than two (2) Business Days) after the final determination of the Closing Date Flush Working Capital pursuant to Section 2.6, the parties shall take the following actions:
(a)if the Closing Date Flush Working Capital (as finally determined pursuant to Section 2.6) exceeds the Estimated Closing Date Flush Working Capital, then the Purchase Price shall be increased on a dollar-for-dollar basis by a dollar amount equal to the amount of such excess, and the Purchaser shall pay to the Seller by wire transfer of immediately available funds a dollar amount equal to the amount of such excess; and
(b)if the Estimated Closing Date Flush Working Capital exceeds the Closing Date Flush Working Capital (as finally determined pursuant to Section 2.6), then the Purchase Price shall be decreased on a dollar-for-dollar basis by a dollar amount equal to the amount of such deficit, and the Seller shall pay to the Purchaser by wire transfer of immediately available funds a dollar amount equal to the amount of such deficit;
provided, however, for the avoidance of doubt, that if the Closing Date Flush Working Capital (as finally determined pursuant to Section 2.6) is equal to the Estimated Closing Date Flush Working Capital, no adjustment to the Purchase Price shall be made by the parties pursuant to this Section 2.7.

Section 2.8    Allocation of Purchase Price.
(a)Within thirty (30) days after the date of this Agreement, the Purchaser will prepare and deliver to the Seller a proposed allocation of the Purchase Price (the “Allocation Statement”) among the Purchased Assets in accordance with Section 1060 of the Code and the treasury regulations thereunder. Within twenty (20) days after receipt of the Allocation Statement, the Seller will deliver a written response to the Purchaser setting forth whether the Purchaser agrees with or disputes the Seller’s allocation (the “Seller’s Written Response”) and, if the Seller disputes the Purchaser’s allocation, the Seller’s Written Response will set forth in reasonable detail the basis for each disputed item. The Purchaser and the Seller will attempt in good faith and in an expedient manner to reach agreement on any disputed items, and if they cannot agree within ten (10) days after delivery of the Seller’s Written Response, they shall submit the disputed items to an Arbitrator. The Seller and the Purchaser will cooperate to obtain the decision of the Arbitrator within twenty (20) days after referral of the items in dispute to the Arbitrator or as soon thereafter as reasonably practicable. The decision of the Arbitrator will be final and binding. The fees and expenses of the Arbitrator will be shared equally by the Seller and the Purchaser.
(b)The Seller and the Purchaser agree to amend the Allocation Statement in good faith and as necessary to reflect any adjustments made to the Purchase Price pursuant to Section 2.6 (as amended, the “Final Allocation Statement”).
(c)The Purchaser and the Seller will report the allocation of the Purchase Price for U.S. federal, state, local and non-U.S. income Tax purposes in a manner consistent with the Final Allocation Statement. Except as otherwise required by Law, neither the Seller nor the Purchaser will (or will permit its Affiliates to) take any position inconsistent with the Final Allocation Statement in any U.S. federal, state, local, or non-U.S. income Tax Returns or similar filings (including IRS Form 8594 or any similar form required to be filed under Law), any refund claim, litigation, audit or otherwise.
(d)The Purchaser and the Seller will (i) promptly inform one another of any challenge by any Governmental Body to the Final Allocation Statement, (ii) consult with and keep each other informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge and (iii) cooperate in good faith in responding to such challenge in order to preserve the effectiveness of the Final Allocation Statement.
Section 2.9    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Baker & McKenzie LLP, Chicago, at 10:00 a.m., local time, on (a) the date on which (and immediately following the time at which) the condition set forth in Article 6 is satisfied, or (b) at such other date, time and place (including remotely via the exchange of executed documents and other deliverables) as may be mutually agreed upon by the Seller and the Purchaser. The date on and time at which the Closing is actually held is referred to in this Agreement as the “Closing Date.”

Section 2.10    Payments on the Closing Date. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article 6, at the Closing, the Purchaser shall pay to the Seller the Base Purchase Price plus (ii) the amount by which Estimated Closing Date Flush Working Capital exceeds Target Flush Working Capital or minus (iii) the amount by which Target Flush Working Capital exceeds Estimated Closing Date Flush Working Capital (the “Closing Payment”), by wire transfer of immediately available funds to the bank account or accounts specified by the Seller in writing at least two (2) Business Days prior to the Closing Date.

Section 2.11    Closing Deliveries.

(a)At the Closing, the Seller will deliver or cause to be delivered to the Purchaser:
(i)a certificate, dated as of the Closing Date, duly executed by the Seller confirming the satisfaction of the condition specified in Section 6.1; and
(ii)each of the Ancillary Agreements, duly executed by the applicable member of the Seller Group.
(b)At the Closing, the Purchaser will deliver or cause to be delivered to the Seller:
(i)the Closing Payment as set forth in Section 2.10; and
(ii)each of the Ancillary Agreements, duly executed by the Purchaser or its applicable Affiliate.
Section 2.12    Consents. Notwithstanding any other provision of this Agreement, this Agreement does not effect an assignment of any Included Contract, any lease with respect to the Leased Real Property, or any Shared Contract (including any part thereof) (together, the “Impacted Contracts”) if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach or other contravention thereof or would be ineffective with respect to any party thereto. As to any such Impacted Contract, the Seller and the Purchaser will use commercially reasonable efforts to obtain as promptly as practicable after the Closing the consent of the other parties to such Impacted Contract or, if required, novation thereof to the Purchaser or, alternatively, written confirmation from such parties reasonably satisfactory to the Seller and the Purchaser that such consent is not required. In no event, however, will any member of the Seller Group be obligated to pay any money to any Person or to offer or grant other financial or other accommodations to any Person in connection with obtaining any consent, waiver, confirmation, novation or approval with respect to any such Impacted Contract. If any consent, waiver, confirmation, novation or approval is not obtained with respect to any such Impacted Contract, then the Seller and the Purchaser will cooperate in good faith to establish an agency type or other similar arrangement reasonably satisfactory to the Seller and the Purchaser under which the Purchaser would obtain, to the extent practicable, all rights, and assume the corresponding Liabilities thereunder (including by means of subcontracting, sublicensing or subleasing arrangement) or under which the Seller would enforce or cause the other members of the Seller Group, as appropriate, to enforce, for the benefit of the Purchaser, with the Purchaser assuming and agreeing to pay the Seller Group members’ Liabilities and expenses, any and all rights of the members of the Seller Group against a third party to any such Impacted Contract. In such event (a) the Seller will promptly pay to the Purchaser when received all moneys relating to the period on, prior to or after the Closing Date received by it under any Impacted Contract not transferred pursuant to this Section 2.12 and (b) the Purchaser will promptly pay, perform or discharge when due any Liabilities arising thereunder after the Closing Date but not transferred to the Purchaser pursuant to this Section 2.12. The failure by the Purchaser or the Seller to obtain any required consent, waiver, confirmation, novation or approval with respect to any Impacted Contract will not relieve any party from its obligation to consummate at the Closing the transactions contemplated by this Agreement.
Section 2.13    Certain Matters Regarding Shared Contracts. The parties agree that certain matters related to the treatment of Shared Contracts shall be dealt with in accordance with the terms set forth on Exhibit J.
Section 2.14    Shared Liabilities. To the extent that a Liability arises after the Closing Date that relates to a period prior to the Closing Date, then unless specifically otherwise provided in this Agreement, and if such Liability is not directly related to the ICU Acquired Business or the ML Acquired Business, then the Purchaser and the Seller shall each be responsible for fifty percent (50%) of such Liability, unless to the extent set forth on Schedule 2.14 (all such Liabilities, the “Shared Liabilities”).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller represents and warrants to the Purchaser as follows, except as set forth on the disclosure schedule delivered by the Seller to the Purchaser concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Seller Disclosure Schedule”):
Section 3.1    Organization and Good Standing.
The Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of its incorporation, and has all requisite corporate power and authority to conduct its business as presently conducted.
Section 3.2    Authority and Enforceability.
(a)The Seller has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Seller have been duly authorized by all necessary action on the part of the Seller. The Seller has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery of this Agreement by the Purchaser, this Agreement constitutes the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) Laws governing specific performance, injunctive relief and other equitable remedies.
(b)Each member of the Seller Group has all requisite corporate power and authority to execute and deliver each Ancillary Agreement to which such member of the Seller Group is a party and to perform its respective obligations under each such Ancillary Agreement. The execution, delivery and performance of each Ancillary Agreement and the consummation of the transactions contemplated thereby by the members of the Seller Group party thereto have been duly authorized by all necessary action on the part of the members of the Seller Group. On or prior to the Closing, each member of the Seller Group will have duly and validly executed and delivered each Ancillary Agreement to which it is a party. Assuming the due authorization, execution and delivery of the Ancillary Agreements by the Purchaser and the other parties thereto, at the Closing each Ancillary Agreement to which a member of the Seller Group is a party will constitute the valid and binding obligation of the member of the Seller Group that is party thereto, enforceable against such member of the Seller Group in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) Laws governing specific performance, injunctive relief and other equitable remedies.
Section 3.3    No Conflict. Except in any case that would not materially impair the ability of Seller to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby, neither the execution, delivery and performance of this Agreement by the Seller and any Ancillary Agreement by any member of the Seller Group party thereto, nor the consummation by the Seller of the transactions contemplated by this Agreement, will (a) conflict with or violate any Seller Group member’s certificate of incorporation or bylaws, (b) violate any Law or Order applicable to the Seller Group (to the extent it relates exclusively to the ML Acquired Business), the ML Acquired Business or the Purchased Assets or (c) require any member of the Seller Group to obtain any Governmental Approval or make any filing with any Governmental Body.
Section 3.4    Legal Proceedings. There is no Proceeding pending or, to the Knowledge of the Seller, threatened against any member of the Seller Group that questions or challenges the validity of this Agreement or that may prevent, delay, make illegal or otherwise interfere with the ability of Seller and, to the Knowledge of the Seller, any other member of the Seller Group, to consummate any of the transactions contemplated by this Agreement.

Section 3.5    Brokers Fees. No member of the Seller Group has incurred any Liability to pay any fees or commissions to any broker, finder or agent in connection with any of the transactions contemplated by this Agreement for which the Purchaser would become liable or obligated.
Section 3.6    Disclaimer of Other Representations and Warranties. The representations and warranties set forth in this Article 3 are the only representations and warranties made by the Seller relating to the transactions contemplated by this Agreement. Except to the extent expressly set forth in this Article 3, the Seller makes no warranty, express or implied, as to any matter whatsoever, including with respect to the ML Acquired Business, the Purchased Assets or the Assumed Liabilities.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Each of the Purchaser and (as applicable) the Guarantor represents and warrants to the Seller as follows, except as set forth on the disclosure schedule delivered by the Purchaser to the Seller concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Purchaser Disclosure Schedule”):
Section 4.1    Organization and Good Standing. Each of the Purchaser and the Guarantor is a limited liability company or corporation duly organized, validly existing and in good standing under the Laws of the State of Illinois, and has all requisite corporate power and authority to conduct its business as it is presently conducted.
Section 4.2    Authority and Enforceability. The Purchaser and the Guarantor have all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and to perform its obligations under this Agreement and each such Ancillary Agreement. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Purchaser or the Guarantor is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Purchaser and the Guarantor. The Purchaser and the Guarantor have duly and validly executed and delivered this Agreement and, on or prior to the Closing, the Purchaser or the Guarantor will have duly and validly executed and delivered each Ancillary Agreement to which it is a party. Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by the Seller and the other parties thereto, this Agreement constitutes, and at the Closing each Ancillary Agreement to which the Purchaser or the Guarantor is a party will constitute, the valid and binding obligation of the Purchaser and the Guarantor, enforceable against the Purchaser and the Guarantor in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) Laws governing specific performance, injunctive relief and other equitable remedies.
Section 4.3    No Conflict. Except in any case that would not materially impair the ability of Seller to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby, neither the Purchaser’s nor the Guarantor's execution, delivery and performance of this Agreement and any Ancillary Agreement to which the Purchaser or the Guarantor is a party, nor the consummation by the Purchaser or the Guarantor of the transactions contemplated by this Agreement, will (a) conflict with or violate the Purchaser’s or the Guarantor's certificate of incorporation, bylaws or other organizational documents, (b) result in a breach or default under or create in any Person the right terminate, cancel, accelerate or modify, or require any notice, consent or waiver under, any Contract to which the Purchaser or the Guarantor is a party or by which the Purchaser or the Guarantor is bound, in any case with or without due notice or lapse of time or both, (c) result in the imposition of any lien or other encumbrance on any of the assets of the Purchaser or the Guarantor, (d) violate any Law or Order applicable to the Purchaser or the Guarantor, or (e) require the Purchaser or the Guarantor to obtain any Governmental Approval or make any filing with any Governmental Body.

Section 4.4    Legal Proceedings. There is no Proceeding pending or, to Knowledge of the Purchaser, threatened against the Purchaser or the Guarantor that questions or challenges the validity of this Agreement or that may prevent, delay, make illegal or otherwise interfere with the ability of the Purchaser or the Guarantor to consummate any of the transactions contemplated by this Agreement.
Section 4.5    Brokers Fees. None of the Purchaser, the Guarantor, or any Person acting on their behalf has incurred any Liability to pay any fees or commissions to any broker, finder or agent in connection with any of the transactions contemplated by this Agreement.
Section 4.6    Financial Capacity. The Purchaser and the Guarantor have available cash in an amount sufficient to pay the Purchase Price and the Purchaser and the Guarantor will have available as of the Closing Date funds sufficient to pay the Purchase Price. The Purchaser and the Guarantor know of no circumstance or condition that it reasonably expects will prevent the availability at the Closing of the funds necessary to consummate the transactions contemplated by this Agreement on the terms set forth in this Agreement.
Section 4.7    No Other Representations and Warranties. The Purchaser and the Guarantor hereby acknowledge and agree that, except to the extent expressly set forth in Article 3, the Seller makes no representation or warranty, express or implied, at law or in equity, as to any matter whatsoever, including with respect to the ML Acquired Business, the Purchased Assets or the Assumed Liabilities.
ARTICLE 5
COVENANTS
Section 5.1    Consents and Filings; Best Efforts. Subject to Section 2.12 and Exhibit J, during the period prior to the Closing Date, each party hereto shall act diligently and reasonably and shall, at the request of any other party hereto, use its reasonable best efforts to cooperate with such other party in attempting to secure any consents, waivers and approvals of any third party (including any Governmental Body) required to be obtained to consummate the transactions contemplated by this Agreement; provided, however, that, notwithstanding anything to the contrary in this Agreement, such action shall not include any requirement of any Seller or any of its Affiliates (including the Acquired Companies on or prior to the Closing Date) to pay money to any third party, commence or participate in any litigation, offer or grant any accommodation or undertake any obligation or liability (in each case financial or otherwise) to any third party (including any Governmental Body.
Section 5.2    Financing. Notwithstanding anything contained in this Agreement to the contrary, the Purchaser expressly acknowledges and agrees that the Purchaser’s obligations under this Agreement are not conditioned in any manner whatsoever upon the Purchaser obtaining any financing or the receipt of proceeds therefrom.
Section 5.3    Confidentiality.
(a)The parties agree to continue to abide by that certain Confidentiality Agreement between the Seller and the Purchaser dated August 14, 2015 (the “Confidentiality Agreement”), which will survive until the Closing, at which time the Confidentiality Agreement will terminate; provided, however, that if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect in accordance with its terms.
(b)The Seller acknowledges that it and, from the Closing, the other members of the Seller Group are aware of Confidential Information with respect to the ML Acquired Business (including the Purchased Assets and Assumed Liabilities), and that the use of such Confidential Information, or communication of such Confidential Information to third parties, would be detrimental to the Purchaser. The Purchaser acknowledges that it is aware of Confidential Information with respect to the ICU Acquired Business (including the Excluded Assets and Excluded Liabilities), and that the use of such Confidential Information, or communication of such Confidential Information to third parties, would be detrimental to the Seller Group.
(c)Each of the Purchaser and the Seller covenants that, during the Confidentiality Period, such party shall keep in confidence and not disclose or use Confidential Information of the other party without the other party’s prior written consent; provided, that this Section 5.3 shall not prohibit any use or disclosure of any such information: (i) to the extent reasonably required in connection with enforcing any rights or remedies under this Agreement or any Ancillary Agreement or (ii) to the extent reasonably required in connection with the preparation, filing or reporting of Tax Returns, financial statements and other public disclosures which such party believes in good faith is required by applicable Law. If, during the Confidentiality Period, any of the Purchaser, the Seller or their respective Affiliates are requested or required (as by subpoena, civil investigative demand or similar process) to disclose Confidential Information of the other party: (x) the party receiving such request will promptly notify the other party in order to permit the other party to seek a protective order or take other appropriate action, (y) such party receiving such request will reasonably participate in the other party’s efforts (at the other party’s sole cost and expense) to obtain a protective order or other reasonable assurance that confidential treatment will be accorded such Confidential Information and (z) if, in the absence of a protective order, such party receiving such request or its Affiliate reasonably believes (after consultation with such party’s counsel) they are legally required to disclose such Confidential Information, then such party or such party’s Affiliate may disclose to the party compelling disclosure or as it orders only that part of such Confidential Information as is required by Law to be disclosed and will use commercially reasonable efforts to obtain confidential treatment therefor.
Section 5.4    Public Announcements. Neither the Purchaser nor the Seller shall make or cause to be made any press release or other public announcement concerning the transactions contemplated by this Agreement prior to or in connection with the Closing, except (a) as agreed between the Purchaser and the Seller, or (b) to the extent that a party shall be so obligated by applicable Law or stock exchange rules, in which case the other party shall be advised and the parties shall use their reasonable efforts to cause a mutually agreeable release or announcement to be issued. Following the Closing, any press release or other public announcement concerning the transactions contemplated by this Agreement issued following the Closing will be issued at such time and in such manner as the Purchaser determines after consultation with the Seller.
Section 5.5    Further Actions. Subject to the other express provisions of this Agreement, upon the request of either party to this Agreement, the other party will execute and deliver such other documents, instruments and agreements as the requesting party may reasonably require for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement.
Section 5.6    Bulk Transfer Laws.
The Purchaser hereby waives compliance by the Seller and/or any other member of the Seller Group with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the transactions contemplated by this Agreement.
Section 5.7    Non-Competition; Non-Solicitation.
(a)Purchaser Covenants.
(i)During the period commencing on the Closing Date and ending on the third anniversary of the Closing Date (the “Restricted Period”), other than as permitted by this Agreement or otherwise agreed to in writing by the Seller, the Purchaser will not, and will cause its Affiliates not to, directly or indirectly, (A) manufacture, promote or sell any Restricted Caps Products anywhere in the world, whether under the Purchaser’s label or any other Person’s label (the “Restricted Caps Activities”); or (B) own, manage or control another Person who, or participate in a partnership, joint venture or similar arrangement which, undertakes or conducts any Restricted Caps Activities; provided, however, that nothing in this Section 5.7(a)(i) shall prevent the Purchaser or its Affiliates from (x) participating only as a distributor in the sale of any Restricted Caps Product, (y) using of any Restricted Caps Product in the Purchaser’s “kits” business or (z) being the holder or beneficial owner by way of bona fide investment purposes only of any securities in any Person carrying on any Restricted Caps Activities which is listed or traded on any recognized stock exchange, regulated market or trading facility; provided, however that the Purchaser and its Affiliates do not hold or are not beneficially interested in more than a total of 5.00% of the equity securities in such listed Person; and provided, further, that the Purchaser and its Affiliates do not have, directly or indirectly, any management functions or any material influence in such listed Person.
(ii)Unless otherwise agreed to in writing by the Seller, during the period commencing on the Closing Date and ending on the 18 month anniversary of the Closing Date (the “Non-Solicitation Period”), the Purchaser will not, and will cause its Affiliates not to, directly or indirectly, (A) hire, or knowingly encourage the hiring of, any Protected Seller Employee; (B) solicit, induce or attempt to persuade any Protected Seller Employees to terminate their employment relationship with any member of the Seller Group or their respective Affiliates; provided, however that, nothing in this Section 5.7(a)(ii) shall prevent the Purchaser or its Affiliates from (x) taking any of the actions described in clauses (A) and (B) with respect to any Protected Seller Employee whose employment relationship with the Seller Group or their respective Affiliates was terminated by the Seller Group or their respective Affiliates at least six (6) months prior to the actions described in clauses (A) and (B) or (y) engaging in general media advertising or solicitation that may be targeted to a particular geographic or technical area but that is not specifically targeted towards any employees of the Seller Group or their respective Affiliates.
(b)Seller Covenants.
(i)During the Restricted Period, other than as permitted by this Agreement or otherwise agreed to in writing by the Purchaser, the Seller will not, and will cause its Affiliates not to, directly or indirectly, (A) manufacture or sell any Restricted Flush Products anywhere in the world (the “Restricted Flush Activities”); (B) own, manage or control another Person who, or participate in a partnership, joint venture or similar arrangement which, undertakes or conducts any Restricted Flush Activities; or (C) without Purchaser’s prior written consent supply any OEM caps to flush syringe manufacturers, other than the Seller and its Affiliates (including, from Closing, the Acquired Companies), anywhere in the world; provided, however, that nothing in this Section 5.7(b)(i) shall prevent the Seller or its Affiliates from (x) being the holder or beneficial owner by way of bona fide investment purposes only of any securities in any Person carrying on any Restricted Flush Activities which is listed or traded on any recognized stock exchange, regulated market or trading facility; provided, however that (1) the Seller and its Affiliates do not hold or are not beneficially interested in more than a total of 5.00% of the equity securities in such listed Person; and (2) that the Seller and its Affiliates do not have, directly or indirectly, any management functions or any material influence in such listed Person; and (y) directly or indirectly, conducting Restricted Flush Activities in (1) Japan or (2) any other jurisdiction in which Purchaser grants to Seller a sublicense pursuant to the IP License Agreement.

(ii)Unless otherwise agreed to in writing by the Purchaser, during the Non-Solicitation Period, the Seller will not, and will cause its Affiliates not to, directly or indirectly, (A) hire, or knowingly encourage the hiring of, any Protected Purchaser Employee; (B) solicit, induce or attempt to persuade any Protected Purchaser Employees to terminate their employment relationship with the Purchaser or its Affiliates; provided, however that, nothing in this Section 5.7(b)(ii) shall prevent the Seller or its Affiliates from (x) taking any of the actions described in clauses (A) and (B) with respect to any Protected Purchaser Employee whose employment relationship with the Purchaser or its Affiliates was terminated by the Purchaser or its Affiliates at least six (6) months prior to the actions described in clauses (A) and (B) or (y) engaging in general media advertising or solicitation that may be targeted to a particular geographic or technical area but that is not specifically targeted towards any employees of the Purchaser or its Affiliates.
(c)If either party (or any of their respective Affiliates) violates any of such party’s obligations under this Section 5.7, the other party may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate. The Purchaser and the Seller hereby acknowledge that a violation of this Section 5.7 by them (or their Affiliates) may cause the other party irreparable harm which may not be adequately compensated for by money damages. The Purchaser and the Seller therefore agree that in the event of any actual or threatened violation of this Section 5.7, the party that is not violating or threatening to violate this Section 5.7 shall be entitled, in addition to other remedies that it may have, to a temporary restraining order and to preliminary and final injunctive relief against the other party or its Affiliates to prevent any violations of this Section 5.7, without the necessity of posting a bond. The prevailing party in any action commenced under this Section 5.7 shall also be entitled to receive reasonable attorneys’ fees and court costs. It is the intent and understanding of each party hereto that if, in any action before any court or agency legally empowered to enforce this Section 5.7, any term, restriction, covenant or promise in this Section 5.7 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or agency.
Section 5.8    Contact with Employees, Customers and Suppliers.
(a)Subject to applicable Law and Section 7.1 of the Stock Purchase Agreement, during the period from the date of this Agreement until the Closing Date, the Purchaser and the Seller will cooperate in good faith and in the manner agreed by the Purchaser and the Seller in communicating with any Employees, customers, suppliers, licensors, licensees, partners or distributors of the ML Acquired Business concerning the transactions contemplated hereby, including the Purchaser’s intentions concerning the operation of the ML Acquired Business following the Closing.
(b)Without limiting the generality of the foregoing, as soon as reasonably practicable following the Closing, Seller will procure that a notice of intention to terminate the Covidien Agreement is provided pursuant to the terms thereof.
Section 5.9    Post-Closing Cooperation.

(a)Subject to Article 9, for the longer of the period required by applicable Law or six (6) years following the Closing Date, each of the Seller and the Purchaser will (a) retain books and records relating to the ICU Acquired Business or the ML Acquired Business, as applicable, in their possession with respect to periods prior to the Closing, and (b) afford the other party and their representatives, during normal business hours of the requested party and at the requesting party’s expense, reasonable access to the books and records relating to the ICU Acquired Business or the ML Acquired Business, as applicable, in their possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom or provide such information when impractical to make such copies and extracts, in each case to the extent that such access or information may be reasonably required by the requesting party (other than to the extent required with respect to any dispute between the Seller and the Purchaser).
(b)Subject to Exhibit J, to the extent that, from time to time after the Closing, the Seller, the Purchaser or their respective Affiliates identify assets that are included in the Purchased Assets but that are in the possession of the Seller or its Affiliates (including the Acquired Companies), the Seller shall use its commercially reasonable efforts to locate such assets and take such actions as are necessary to put the Purchaser or its Affiliates in possession of such assets. To the extent that, from time to time after the Closing, the Purchaser or its Affiliates identify assets that are included in the Excluded Assets but that are in the possession of the Purchaser or its Affiliates, the Purchaser shall use its commercially reasonable efforts to locate such assets and take such actions as are necessary to put the Seller or its Affiliates (including the Acquired Companies) in possession of such assets.
Section 5.10    Use of Name. Upon Closing, the Acquired Companies will assign the name “Excelsior” (the “Excelsior Name”) to Purchaser. During the period commencing on the Closing Date and ending on the eighteen (18) month anniversary of the Closing Date (such period, the “Name Period”), the Seller and its Affiliates shall have the royalty-free right to use the name Excelsior Name only (a) as and to the extent such name was used by the Acquired Companies with respect to the ICU Acquired Business prior to Closing, (b) to the extent reasonably necessary to satisfy applicable regulatory requirements, or (c) as otherwise reasonably required (with the prior consent of the Purchaser, not to be unreasonably withheld or delayed). The Seller and its Affiliates shall have the further royalty-free right during the Name Period to sell or otherwise use or dispose of any materials included in the inventory of the Seller Group with respect to the ICU Acquired Business which bear the Excelsior Name to the extent that such materials (a) were included in the Excluded Assets, or (b) relate to the ICU Acquired Business and are returned to the Seller or its Affiliates after the Closing Date. The Seller and its Affiliates shall also have the royalty-free right during the Name Period to use any signs, letterhead, invoices or other supplies which bear the Excelsior Name if such signs or supplies were included in the ICU Acquired Business.
Section 5.11    Certain Matters Regarding Warning Letter Matters. The parties agree that the treatment of the Warning Letter Matters shall be in accordance with the terms set forth on Exhibit K.
Section 5.12    ISRA Filing and Compliance. Seller shall be responsible for the filing of any applications, notices and forms required to be submitted on or prior to the Closing Date by the Seller under ISRA. On and after the Closing Date, the Purchaser shall take all actions necessary, at its sole cost and expense and otherwise consistent with its rights under the Stock Purchase Agreement, to satisfy any other obligations under ISRA relating to or arising in connection with the sale of the ML Acquired Business and the ICU Acquired Business pursuant to the Stock Purchase Agreement or this Agreement or otherwise involving the Leased Real Property, including, without limitation, such actions to obtain required Response Action Outcomes or otherwise comply with requests or orders from the New Jersey Department of Environmental Protection to perform additional remedial actions pursuant to ISRA.
Section 5.13    Specified Insurance. Upon the agreement of Seller and Purchaser, Seller will cause the Acquired Companies to enter into a product liability tail insurance policy and a new insurance policy for discontinued products (together, the “Specified Insurance”), each on terms reasonably acceptable to Seller and Purchaser. If such insurance is purchased, Purchaser shall promptly reimburse Seller (on behalf of the Acquired Companies) for 80% of the cost of such Specified Insurance.

ARTICLE 6
CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE
Section 6.1    Conditions to the Obligation of the Purchaser and the Seller. The obligation of the Purchaser and the Seller to consummate the transactions contemplated by this Agreement is subject to the Closing (as defined in the Stock Purchase Agreement) occurring in accordance with the terms of the Stock Purchase Agreement. Notwithstanding the foregoing, the Seller agrees that it will not agree to consummate the Stock Closing without the prior consent of the Purchaser.
ARTICLE 7
TERMINATION
Section 7.1    Termination Events. This Agreement may, by written notice given before or at the Closing, be terminated:
(a)by mutual written consent of the Purchaser and the Seller;
(b)by either the Purchaser or the Seller if the Stock Purchase Agreement is terminated, prior to Closing, in accordance with its terms, or
(c)by either the Purchaser or the Seller, by giving written notice to the other if any Governmental Body with competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement, and such Order or other action shall not be subject to appeal or shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose action or failure to act (including the breach of this Agreement) has resulted in such Order or other action.
Section 7.2    Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement and all rights and obligations of the parties under this Agreement automatically end without Liability against any party or its Affiliates, except that (a) Section 5.3(a) (Confidentiality), Section 5.4 (Public Announcements), Article 11 (General Provisions)) and this Section 7.2 will remain in full force and survive any termination of this Agreement and (b) a such termination shall not relieve any party of any liability or any damages for any willful and intentional breach of this Agreement or fraud prior to such termination.
ARTICLE 8
INDEMNIFICATION
Section 8.1    Indemnification by the Seller. If the Closing occurs, and subject to the limitations expressly set forth in Sections 8.5 and 8.6, the Seller will indemnify and hold harmless the Purchaser and its Affiliates, directors, officers, employees and agents, and their respective successors and assigns (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses and Expenses incurred by the Purchaser Indemnified Parties in connection with or resulting from (a) any breach of any warranty or the inaccuracy of any representation set forth in Article 3, (b) any breach of any covenant or obligation of the Seller set forth in this Agreement and (c) any Excluded Liability.
Section 8.2    Indemnification by the Purchaser. If the Closing occurs, and subject to the limitations expressly set forth in Sections 8.5 and 8.6, the Purchaser will indemnify and hold harmless the Seller and its Affiliates (including the Acquired Companies), directors, officers, employees and agents, and their respective successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses and Expenses incurred by the Seller Indemnified Parties in connection with or resulting from (a) any breach of any warranty or the inaccuracy of any representation set forth in Article 4, (b) any breach of any covenant or obligation of the Purchaser set forth in this Agreement and (c) any Assumed Liability.
Section 8.3    Direct Claims.
(a)Other than with respect to a Third Person Claim, any party hereto seeking indemnification hereunder (the “Indemnified Party”) shall deliver to the party obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a notice (a “Claim Notice”), which shall be delivered promptly after the Indemnified Party acquires actual knowledge of the basis for a claim for indemnification hereunder and which shall describe in reasonable detail the facts giving rise to such claim, and shall include in such Claim Notice (if then known) the amount, or the method of computation of the amount, of such claim and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, however, that the failure or delay of the Indemnified Party to provide a Claim Notice promptly to the Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent the Indemnitor shall have been prejudiced by such failure.
(b)After the timely delivery of any Claim Notice pursuant to Section 8.3(a), the amount of indemnification to which an Indemnified Party shall be entitled under this Article 8 shall be determined (i) by the written agreement between the Indemnified Party and the Indemnitor, (ii) by a final judgment or decree of any court of competent jurisdiction or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Losses and Expenses suffered by it.
Section 8.4    Third Person Claims.
(a)Any party seeking indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against the Indemnified Party (a “Third Person Claim”) shall notify the Indemnitor in writing, and in reasonable detail, of the Third Person Claim within fifteen (15) Business Days (or reasonably more promptly dependent upon the circumstances) after receipt by such Indemnified Party of written notice of such Third Person Claim. Thereafter, the Indemnified Party shall deliver to the Indemnitor, within ten (10) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitor relating to such Third Person Claim. Any notice of a claim by reason of any of the representations, warranties or covenants contained in this Agreement shall refer to the provision of this Agreement upon which such claim is based and describe in reasonable detail (to the extent known) the facts giving rise to an alleged basis for the claim and (to the extent known) the amount of the liability asserted against the Indemnitor by reason of such Third Person Claim; provided, however, that the failure or delay of the Indemnified Party to give notice to the Indemnitor as provided in this Section 8.4(a) shall not relieve the Indemnitor of its obligations hereunder except to the extent the Indemnitor shall have been prejudiced by such failure.
(b)In the event of the initiation of a Third Person Claim, within thirty (30) days after the Indemnified Party’s delivery of written notice under this Section 8.4, the Indemnitor may be represented by counsel of its choice and assume control of the defense of such Third Person Claim by giving to the Indemnified Party written notice of the intention to assume such defense; provided, however, that the Indemnified Party may participate in any such Proceeding with counsel of its choice and at its expense; provided further, that the Indemnitor shall not be entitled to assume or continue control of the defense of any Third Person Claim if (i) the Third Person Claim relates to or arises in connection with any criminal Proceeding or (ii) the Third Person Claim primarily seeks an injunction or equitable relief against any Indemnified Party. The parties agree to cooperate fully and in good faith with each other in connection with the defense, negotiation or settlement of any Third Person Claim. To the extent the Indemnitor does not, or is not able to, assume the defense of such Third Person Claim, the Indemnified Party may retain counsel at the expense of the Indemnitor, which counsel shall be reasonably acceptable to the Indemnitor, and control the defense of such Proceeding; provided, however, that the Indemnitor shall be obligated pursuant to this Section 8.4(b) to pay for only one firm of counsel for all Indemnified Parties. Neither the Indemnitor nor the Indemnified Party may settle any such Proceeding which settlement obligates the other party to pay money, to perform obligations or to admit liability, or which fails to fully and unconditionally release the other party from liability, without the consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed.
Section 8.5    Survival. The indemnification provided for in Section 8.1(a) and Section 8.2(a) shall terminate on the three (3) year anniversary of the Closing Date and no claims thereunder shall be made by any Purchaser Indemnified Party or Seller Indemnified party, as applicable, thereafter; provided, that the indemnification by the Seller under Section 8.1(a) or by the Purchaser under Section 8.2(a) shall continue as to any Losses or Expenses with respect to which any Purchaser Indemnified Party or Seller Indemnified Party, as applicable, has validly delivered a Claim Notice in accordance with the requirements of Section 8.3 or Section 8.4 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 8.5, as to which the obligation of the Seller or the Purchaser, as applicable, shall continue solely with respect to the specific matters in such Claim Notice until the liability of the Seller or the Purchaser, as applicable, shall have been determined pursuant to this Article 8, and all Purchaser Indemnified Parties and Seller Indemnified Parties, as applicable, shall have been reimbursed for the full amount of such Losses and Expenses that are payable with respect to such Claim Notice, in accordance with and subject to the limitations set forth in this Article 8.
Section 8.6    Limitations on Liability; Determination of Indemnification Amounts.
(a)Notwithstanding anything contained in this Agreement to the contrary (except for claims made in respect of fraud by the Seller or the Purchaser, as applicable), from and after the Closing Date, the maximum aggregate liability of (i) the Seller for breaches of representations and warranties pursuant to Section 8.1(a) shall not exceed the aggregate net Purchase Price actually received by the Seller, and (ii) the Purchaser for breaches of representations and warranties pursuant to Section 8.2(b) shall not exceed the amount of the aggregate net Purchase Price actually received by the Seller.
(b)Without limiting the effect of any other limitation contained in this Article 8, Losses and Expenses recoverable under this Article 8 shall be reduced by (i) an amount equal to the amount of any Tax Benefit actually realized by the Indemnified Party or any of its Affiliates in connection with such Losses and Expenses or any of the circumstances giving rise thereto, and (ii) an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments or reimbursements actually received (net of costs of enforcement, deductibles and retro-premium adjustments) by the Indemnified Party or any of its Affiliates in connection with such Losses or Expenses or any of the circumstances giving rise thereto (it being understood that the Indemnified Party and any of its Affiliates shall use commercially reasonable efforts to obtain such Tax Benefits or insurance proceeds). The calculation of Losses and Expenses shall not include losses arising because of a change after the Closing in applicable requirements of Law or accounting principles. For purposes hereof, “Tax Benefit” shall mean any refund or credit of Taxes to be paid or reduction in the amount of Taxes which otherwise would be owed by the Indemnified Party or its Affiliates, as applicable, in the year of the accrual, incurrence or payment of any such Losses and Expenses or the subsequent taxable period, determined based on the relevant Tax Returns with and without the effect of the payment of the Loss or Expense.

(c)Any indemnification payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by requirements of Law.
(d)In any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which an Indemnitor has indemnified it pursuant to this Article 8, such Indemnified Party shall promptly pay over to the Indemnitor the amount so recovered (after deducting therefrom the full amount of the reasonable expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnitor to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnitor in pursuing or defending any claim arising out of such matter.
(e)The Seller shall not be required to indemnify and hold harmless any Purchaser Indemnified Party pursuant to Section 8.1 to the extent the amount of Losses is included as a current liability or reserve in the Closing Date Flush Working Capital determined pursuant to Sections 2.6 and 2.7.
(f)For purposes of calculating the amount of Losses and Expenses resulting from any breach of, or inaccuracy in, any representation or warranty contained in this Agreement (as well as any certificate delivered pursuant to this Agreement), the amount of such Losses and Expenses shall be determined without giving effect to any limitations or qualifications regarding materiality, the use of the word “material”, “material respects”, or “material adverse effect” or any similar term, qualification or limitation based on materiality contained herein; provided, that such terms shall not be disregarded in the names of defined terms or their respective definitions.
Section 8.7    Exclusive Remedy. Notwithstanding anything to the contrary contained in this Agreement, each of the Seller and the Purchaser acknowledges and agrees that, from and after the Closing, except in the case of fraud and except for the equitable remedies expressly contemplated in Section 11.10, its sole and exclusive remedy against the other party and its respective Affiliates, including for the Losses and Expenses of any Purchaser Indemnified Party or Seller Indemnified Party, as applicable, relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of whether such claims arise in contract, tort, breach of warranty or any other legal or equitable theory, shall be pursuant to the indemnification provisions set forth in this Article 8; provided, however, that, the Purchaser and the Seller acknowledge that the Stock Sellers have agreed to certain indemnification obligations with respect to the ML Acquired Business and the ICU Acquired Business as set forth in the Stock Purchase Agreement and nothing contained in this Agreement is intended to limit the rights of the Purchaser or the Seller with respect to asserting a claim for indemnification in accordance with the terms of the Stock Purchase Agreement.
Section 8.8    Management of Indemnity Escrow Fund.
(a)As Indemnified Parties (as defined in the Stock Purchase Agreement) under the terms of the Stock Purchase Agreement, each of the Purchaser and the Seller shall deliver to the other party a copy of any claim for indemnification submitted to the Stock Sellers pursuant to the Stock Purchase Agreement, and shall keep the other party reasonably informed as to the progress and resolution of any such claims. Each of the Purchaser and the Seller further agree to provide joint written instructions (i) to the Stockholder Representative (as defined in the Stock Purchase Agreement) as contemplated by Article XI of the Stock Purchase Agreement and (ii) to the Escrow Agent (as defined in the Stock Purchase Agreement) as contemplated by the Escrow Agreement (as defined in the Stock Purchase Agreement), in each case, with respect to those matters set forth in this Section 8.8.
(b)During the Initial Escrow Period, in accordance with the terms and subject to the conditions set forth in Section 11.6 of the Stock Purchase Agreement, each of the Purchaser and the

Seller may submit claims in good faith for indemnification under the Stock Purchase Agreement to the extent that, based on the facts available to the parties at the time of the relevant claim, (i) such claim relates to the ICU Acquired Business (if the Seller or any of its Affiliates is the claiming party) or the ML Acquired Business (if the Purchaser or any of its Affiliates is the claiming party) (the “Qualifying Claims”) and (ii) resolution of such Qualifying Claim is reasonably expected to result in a recovery which, when added to prior recoveries by such party, would not exceed such party’s Initial Individual Escrow Amount. If the recovery is expected to cause such Party to recover in excess of the Initial Individual Escrow Amount, the provisions of Section 8.8(c) will apply. If any such Qualifying Claims are finally settled, resolved or fully paid, as between the claiming party and the Stock Sellers pursuant to the terms of the Stock Purchase Agreement, during the Initial Escrow Period, the party so indemnified may recover the full value of any such resolved claims up to the Initial Individual Escrow Amount; it being understood that if the aggregate sum of such amounts recovered by either the Purchaser or the Seller (and their respective Affiliates) is in excess of the Initial Individual Escrow Amount then Section 8.8(c) will apply to such excess. If, during the Initial Escrow Period, based on the facts available to the parties at the time of the relevant claim, there is a claim that relates to both the ICU Acquired Business (including the Excluded Assets and Excluded Liabilities) and the ML Acquired Business (including the Purchased Assets and Assumed Liabilities), the Purchaser and the Seller shall bring such claim jointly in accordance with the terms and subject to the conditions set forth in Section 11.6 of the Stock Purchase Agreement (and any recovery of Losses and Expenses will be allocated against their respective Initial Individual Escrow Amounts).
(c)If either the Purchaser or the Seller has any Qualifying Claims that have not yet been finally settled, resolved or fully paid from the Indemnity Escrow Fund by the end of the month preceding the end of the Initial Escrow Period, and (i) the claiming party has not recovered in full its Initial Individual Escrow Amount, then the claiming party may, upon final settlement of each such claim, recover the amount of each such claim up to the Initial Individual Escrow Amount, or (ii) the claiming party has recovered (or is reasonably expected to recover) in full its Initial Individual Escrow Amount, then the claiming party (the “Capped Party”) cannot submit, settle or recover further amounts from the Indemnity Escrow Fund until either (A) the other party (the “Uncapped Party”) confirms that (1) it has no Qualifying Claims from the Initial Escrow Period that are then pending, and (2) it has not yet recovered the full amount of the Initial Individual Escrow Amount, in which case the Capped Party may settle or resolve its remaining Qualifying Claims from the Initial Escrow Period against such balance of the Uncapped Party; or (B) if the Uncapped Party confirms that it has Qualifying Claims from the Initial Escrow Period that are then pending then the Capped Party must provide the Uncapped Party with a notice setting out a request to use some part of the Uncapped Party’s Initial Individual Escrow Amount (the “Excess Escrow Amount”) (with such information relating to the applicable indemnification claim as the Uncapped Party reasonably requests) and the Uncapped Party consents (such consent not to be unreasonably withheld, conditioned or delayed) to such use of its Initial Individual Escrow Amount up to the Excess Escrow Amount, provided, that, if (1) the Uncapped Party subsequently recovers (or is entitled to recover) Losses pursuant to its own Qualifying Claim(s) and (2) the remaining balance of its Individual Escrow Amount (once reduced by the Excess Escrow Amount) is insufficient to fully satisfy such claim(s), the Uncapped Party may demand payment by the Capped Party of such unpaid amount up to the Excess Escrow Amount (to the extent such Excess Escrow Amount is recovered by the Capped Party from the Indemnify Escrow Fund).
(d)Subject to Section 8.8(c), during the Final Escrow Period, each of the Purchaser and the Seller may bring Qualifying Claims in accordance with the terms and subject to the conditions of the Stock Purchase Agreement; provided that the claiming party shall only settle or recover from the Indemnity Escrow Fund up to a total of the amount equal to 50% of the Indemnity Escrow Fund that remains available for distribution upon expiry of the Initial Escrow Period pursuant to the terms of the Stock Purchase Agreement (the “Final Individual Escrow Amount”). The same principles as described in paragraph (c) above will apply at the end of the month preceding the expiry of the Final Escrow Period with respect to each party’s Final Individual Escrow Amount. If, during the Final Escrow Period, based on the facts available to the parties at the time of the relevant claim, there is a claim that relates to both the ICU Acquired Business (including the Excluded Assets and Excluded Liabilities) and the ML Acquired Business (including the Purchased Assets and Assumed Liabilities), the Purchaser and the Seller shall bring such claim jointly in accordance with the terms and subject to the conditions set forth in Section 11.6 of the Stock Purchase Agreement (and any recovery of Losses and Expenses will be allocated against their respective Final Individual Escrow Amounts).
(e)To the extent that the Purchaser or the Seller (or their respective Affiliates): (i) recover under any indemnification claim pursuant to the Stock Purchase Agreement any Losses or Expenses properly attributable to the ICU Acquired Business, including the Excluded Assets and Excluded Liabilities (in the case of the Purchaser) or the ML Acquired Business, including the Purchased Assets and Assumed Liabilities (in the case of the Seller), such indemnified party will pay to the other party the amount of such Losses and Expenses (less any reasonable out-of-pocket expenses incurred, but not indemnified under the Stock Purchase Agreement); or (ii) recover from the Indemnity Escrow Fund in excess of their Individual Escrow Amount (being either such party’s Initial Individual Escrow Amount or Final Individual Escrow Amount, at the applicable point in time), and (A) the other party subsequently recovers (or is entitled to recover) Losses pursuant to its own Qualifying Claim(s) and (B) the remaining balance of such party’s Individual Escrow Amount is insufficient to fully satisfy such claim(s), such party may demand payment by the other party of such unpaid amount up to the amount recovered by the party from the Indemnity Escrow Fund in excess of its Individual Escrow Amount.
(f)The party that absorbs the deductible ($320,000) under the Stock Purchase Agreement in any successful indemnity claim (in terms of the Losses and Expenses recovered by such party from the Indemnity Escrow Fund pursuant to such claim being reduced by the amount of such deductible) will be reimbursed by the other party, but only up to the lesser of (i) 50% of the deductible ($160,000) and (ii) the total amount of recovery such party has received from the Indemnity Escrow Fund or the Stock Sellers for successful indemnification claims made pursuant to the Stock Purchase Agreement, in each case promptly after such time that the reimbursing party receives the applicable indemnification payment(s) from the Indemnity Escrow Fund or the Stock Sellers.
(g)Each Party shall absorb the per claim deductible ($50,000) with respect to each applicable indemnification claim made by such party under, and in accordance with the terms of, the Stock Purchase Agreement.
(h)In the event that the Purchaser and the Seller must determine which party will control a Third Person Claim (as defined in the Stock Purchase Agreement) pursuant to Section 11.6(e) of the Stock Purchase Agreement, the parties will discuss in good faith and use commercially reasonable efforts to come to an agreement, and shall provide prompt written notice to the Stockholder Representative detailing such agreement in accordance with Section 11.6(e) of the Stock Purchase Agreement. In the event the Purchaser and the Seller determine to jointly control a Third Person Claim, or if either party reasonably determines that it is necessary for such party to participate in such Third Person Claim, then the parties will jointly control such Third Person Claim. Pursuant to the Stock Purchase Agreement, the Stock Sellers will only be obligated to reimburse the parties for fees and expenses of one law firm. The parties agree to submit a reimbursement request for counsel to one of the parties, and will share the cost equally of the other party’s counsel.
(i)Pursuant to the Stock Purchase Agreement, the Seller and the Purchaser have an option to satisfy any claims against a Stock Seller under Section 11(a) of the Stock Purchase Agreement either from the Indemnity Escrow Fund or from the Stock Seller individually. If any party has a claim against a Stock Seller under Section 11(a) of the Stock Purchase Agreement, the Seller and the Purchaser shall jointly determine in good faith if the claiming party should satisfy such claim against the Indemnity Escrow Fund or against the Stock Seller.
ARTICLE 9
TAX MATTERS
Section 9.1    Tax Returns and Controversy.

(a)To the extent that the Seller is obligated to file any Tax Return for any period in which the Purchaser could reasonably be expected to have liability for any portion of the Taxes due with respect to such Tax Return, the Seller shall submit such Tax Return to the Purchaser not later than thirty (30) days prior to the due date (including extensions) for filing such Tax Return (or, if such due date is within forty-five (45) days following the Closing Date, as promptly as practicable following the Closing Date) for review by the Purchaser. The Seller will incorporate any reasonable comments received in writing from the Purchaser at least ten (10) days prior to the due date for filing such Tax Return.
(b)The Seller shall not amend, re-file or otherwise modify any Tax Return with respect to any period for which the Purchaser may reasonably be expected to be liable for any Taxes due thereunder without the prior written consent of the Purchaser, not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing in this Section 9.1(b) shall limit the Seller’s right to enter into VDAs (as defined in the Stock Purchase Agreement) in accordance with Section 8.1(b)(iii) of the Stock Purchase Agreement with the prior written consent of the Purchaser, not to be unreasonably withheld, conditioned or delayed. The Seller shall keep the Purchaser reasonably informed with respect to such VDAs.
(c)The Seller shall promptly notify the Purchaser upon receipt by the Seller of any notice of an audit, examination or assessment which might affect the Tax Liabilities for which the Purchaser may be liable; provided, however, that the failure to give notice as provided in this Section 9.1(c) shall not affect the Seller’s right to indemnification under this Agreement except to the extent the Purchaser shall have been prejudiced by such failure. The Purchaser shall be entitled, at its own expense, to be present at any such Tax audit or proceeding and the Seller shall not settle or resolve any such audit or proceeding that could increase Purchaser’s liability for Taxes without the prior written consent of Purchaser, not to be unreasonably withheld, conditioned or delayed.
(d)The Seller and the Purchaser shall cooperate fully as and to the extent reasonably requested by the other Party in connection with the filing of any Tax Returns pursuant to this Article 9 or Article 8 of the Stock Purchase Agreement and any audit, litigation or other action or Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon reasonable request of another party) the provision of records or information which are reasonably relevant to any such Tax Return, audit, litigation, action or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
Section 9.2    Transfer Taxes. All applicable sales, use, transfer, conveyance, documentary, recording, notarial, value added, excise, registration, stamp, gross receipts and similar Taxes and fees (“Transfer Taxes”), arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement and the Ancillary Agreements, regardless of whether such Transfer Taxes, expenses and fees are imposed by Law on the Purchaser, the Purchased Assets or any member of the Seller Group, shall be borne 50% by the Purchaser and 50% by the Seller. Any Tax Returns that must be filed in connection with any Transfer Taxes will be prepared by the party that customarily has primary responsibility for filing such Tax Returns pursuant to the applicable Law under and according to which the respective Tax Returns are due to be filed; provided, however, that the preparing party will deliver such Tax Returns for the other party’s review and approval (not to be unreasonably withheld, conditioned or delayed) at least ten (10) Business Days prior to the applicable due date. The non-preparing party will promptly reimburse the preparing party for its portion of any Transfer Taxes payable by the preparing party upon receipt of written notice that such Transfer Taxes are payable. The parties will cooperate with each other to take reasonable steps to minimize any Transfer Taxes, including in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any such Transfer Taxes.
ARTICLE 10
EMPLOYEE MATTERS
Section 10.1    Employees.
(a)From and after the Closing Date (as defined in the Stock Purchase Agreement), the Seller will (either directly or through the Acquired Companies) continue to employ each of the Employees identified on Schedule 10.1(a) (the “Seller Retained Employees”).
(b)The Purchaser will use reasonable efforts to hire all Employees other than Seller Retained Employees (such Employees hired by the Purchaser, the “Transferred Employees”). Notwithstanding the preceding sentence, the Purchaser shall make offers of employment to all Transition Services Employees. The Seller shall terminate the employment of all Employees other than Seller Retained Employees who are not Transferred Employees effective as of the Closing.
Section 10.2    Seller Plans.
(a)Unless the Purchaser assumes and adopts a Seller Plan, the Seller shall take all necessary actions to cause all Active ML Employees to cease active participation in all Seller Plans effective as of the Closing to the extent permitted under Law and such Seller Plan. Without limiting any of Seller’s rights under this Agreement (including under Section 10.2(c) below), Seller, at its cost and expense, will administer the wind up of the 401(k) plan related to Employees and the distribution of funds from such plan.
(b)Without limiting the generality of Section 2.3, the Purchaser shall assume all current, contingent and future Liabilities, whether known or unknown, under all Seller Plans (which for the avoidance of doubt includes all benefit obligations in connection with current or past service including claims incurred but not yet reported) related to ML Employees (other than Transition Services Employees) and their spouses and dependents, including any such Liabilities resulting from the transactions contemplated by this Agreement. To the extent any Liabilities under any Seller Plan required to be assumed by Purchaser cannot be directly transferred to the Purchaser (or an applicable Purchaser benefit plan), the Purchaser shall reimburse the Seller or the Acquired Companies for such Liabilities, including any Taxes paid by the Acquired Companies in connection with such Liabilities. The Purchaser shall reimburse the Acquired Companies for any Taxes paid by the Acquired Companies to the extent not incorporated in the Closing Date Working Capital (as defined in the Stock Purchase Agreement) (which are not otherwise required to be withheld from Option proceeds paid to Option holders) in connection with the termination of the Options (as defined in the Stock Purchase Agreement) held by any ML Employee (other than Transition Services Employees).
(c)The Purchaser shall reimburse the Acquired Companies and the Seller for any Tax (which for the avoidance of doubt shall include any increase in Taxes payable as a result of a loss of deduction and any interest or penalties paid in connection with such Tax for purposes of this Section 10.2(c)) which is paid by the Acquired Companies or the Seller in connection with any Seller Plan which is directly attributable to an ML Employee (other than Transition Services Employees), or their respective spouses and dependents. To the extent any Tax is paid by the Acquired Companies or the Seller in connection with any Seller Plan and such Tax cannot be reasonably directly attributed to current or former employees of the Acquired Companies, the Purchaser shall reimburse the Acquired Companies or Seller for such Taxes based on the ratio of Active ML Employees to all Employees.
(d)Without limiting the generality of Section 2.3 or Section 10.2, the Purchaser shall provide continuation coverage required under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code for any individual who is an “M&A qualified beneficiary” as defined in Q&A-4 of Treas. Reg. §54.4980B-9 in connection with the transactions contemplated by this Agreement, including, but not limited to, the requirement to deliver timely notices pursuant to Section 4980D(g)(6) of the Code. For the avoidance of doubt, this Section 10.2(d) shall not require the Purchaser to provide continuation coverage for any Former Cap Employee.
(e)The Seller shall reimburse the Purchaser for the cost of (i) any severance required to be paid by the Purchaser to any Transition Services Employee whose employment with the Purchaser is terminated following the completion of services provided by such Person under the Transition Services Agreement, based on the severance formula set forth on Schedule 10.2(e)(i); and (ii) any stay bonuses paid by Purchaser to any Transition Services Employee, provided that such stay bonuses will only be paid by Purchaser to any such Transition Services Employee strictly in accordance with written instructions provided by Seller to Purchaser. The Purchaser and the Seller also agree to comply with the provisions set forth in Schedule 10.2(e)(ii) with respect to certain of the employees from Closing.
(f)The Purchaser shall use reasonable efforts to provide, or to cause any relevant third party to provide, such documentation, information and assistance as is specifically requested by the Seller and is reasonably necessary for the Seller to comply with the requirements of the Patient Protection and Affordable Care Act and other Laws applicable to Seller Plans with respect to Employees and Former Employees.
Section 10.3    WARN Act. The Purchaser and the Seller agree to cooperate in good faith to determine whether any notification may be required under the WARN Act as a result of the transactions contemplated by the Agreement and, if such notices are required, to provide such notice in a manner that is reasonably satisfactory to each of the Purchaser and the Seller. To the extent that any Liability arises as a result of the failure to comply with the WARN Act, the parties shall share such Liability equally, except as set forth in Section 2.3(i) of this Agreement.
ARTICLE 11
GENERAL PROVISIONS
Section 11.1    Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or made when delivered personally, sent by registered or certified mail (postage prepaid, return receipt requested), sent by facsimile (with immediate confirmation) or e-mail (with confirmation of receipt by the recipient) or sent by an internationally recognized overnight courier service, addressed as follows:
If to the Seller:
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, California 92673
Attention: Vice President, General Counsel
Facsimile: (949) 366-3535
E-mail: vsanzone@icumed.com

with a copy (which will not constitute notice) to:

Baker & McKenzie LLP
300 E. Randolph Street, Suite 5000
Chicago, IL 60601
Facsimile: +1 (312) 861-2899
Attention: David Malliband; Darcy Down
E-mail: David.Malliband@bakermckenzie.com
Darcy.Down@bakermckenzie.com

If to the Purchaser or the Guarantor:

Medline Industries, Inc.
One Medline Place
Mundelein, IL 60060
Attention: Alex Liberman
E-mail: ALiberman@medline.com

with a copy (which will not constitute notice) to:

Much Shelist, P.C.
191 N. Wacker Drive, Suite 1800
Chicago, IL 60606
Attention: Steven Schwartz
Email: sschwartz@muchshelist.com

or to such other Person or address or facsimile number as such party may indicate by written notice delivered to the other parties hereto.
Section 11.2    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party to this Agreement may transfer this Agreement or assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other party to this Agreement, except that the Seller or Purchaser may assign its respective rights or delegate its obligations to any of its Affiliates so long as the Seller or Purchaser remains fully responsible for the performance of the delegated obligation.
Section 11.3    Entire Agreement; Amendment. This Agreement, the Exhibits and Schedules referred to herein, the documents delivered pursuant hereto and the Confidentiality Agreement contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all other prior representations, warranties, agreements, understandings or letters of intent between or among any of the parties hereto. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by the Purchaser and the Seller.
Section 11.4    Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall constitute a continuing waiver or shall be held to constitute a waiver of any other or subsequent breach.
Section 11.5    Expenses. Except as expressly set forth herein, each party hereto will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel and independent public accountants.
Section 11.6    Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.
Section 11.7    Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force and effect, if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable.
Section 11.8    Exhibits and Schedules. The Exhibits and Schedules to this Agreement are incorporated herein by reference and made a part of this Agreement. The Seller Disclosure Schedule and the Purchaser Disclosure Schedule are arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs of Article 3 and Article 4, respectively. The disclosure in any section or paragraph of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, and those in any amendment or supplement thereto, will be deemed to relate to each other provision of Article 3 or Article 4, respectively.
Section 11.9    Interpretation. In the negotiation of this Agreement, each party has received advice from its own attorney. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against either party because that party or its attorney drafted the provision.
Section 11.10    Guaranty. The Guarantor irrevocably guarantees each and every representation, warranty, covenant and obligation of the Purchaser and the full and timely performance of Purchaser’s obligations under the provisions of this Agreement. This is a guarantee of payment and performance, and not of collection, and the Guarantor acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishments of the Purchaser’s Liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of this guarantee. The Guarantor hereby waives, for the benefit of the Seller, (a) any right to require the Seller as a condition of payment or performance of the Guarantor to proceed against the Purchaser or pursue any other remedies whatsoever, and (b) to the fullest extent permitted by Law, any defenses or benefits that may be derived from or afforded by Law that limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to the Purchaser. The Guarantor understands that the Seller is relying on this guarantee as a condition to entering into this Agreement.
Section 11.11    Enforcement.
(a)Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the Purchaser or the Seller were not performed in accordance with their specific terms or were otherwise breached. Accordingly, prior to any termination of this Agreement pursuant to Section 7.1, the Purchaser and the Seller, as applicable, shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by the other parties, as applicable, and to enforce specifically the terms and provisions of this Agreement in any state or federal court in the State of New York, this being in addition to any other remedy to which such party is entitled at law or in equity. The Purchaser and the Seller each hereby further waive (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement of Law to post security as a prerequisite to obtaining equitable relief.
(b)Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order or injunction. Each of the parties hereto further agrees that the seeking of the remedies pursuant to Section 11.11(a) shall not constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement or otherwise.
Section 11.12    Non-Recourse. Notwithstanding anything to the contrary herein or in any other documents delivered pursuant hereto, (a) this Agreement may be enforced only against, and any Proceeding based upon, arising out of or related to a breach of this Agreement by the Seller may be made only against, the Seller, (b) none of the Seller’s Affiliates or such Seller or its Affiliates’ respective current, former or future directors, officers, employees, agents, partners, managers, members, stockholders, assignees or representatives (collectively, the “Seller Related Parties”) shall have any liability for any liabilities of the parties hereto for any such Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith, and (c) the Purchaser shall have no rights of recovery in respect of this Agreement against any Seller Related Party, whether by or through attempted piercing of the corporate veil, by or through any Proceeding (whether in tort, contract or otherwise) by or on behalf of the Seller against any Seller Related Party, by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable requirements of Law, or otherwise.
Section 11.13    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in all respects, including as to validity, interpretation and effect, in accordance with the internal requirements of Law (without regard to principles of conflicts of law) of the State of New York. By the execution and delivery of this Agreement, the Purchaser and the Seller irrevocably submit to the personal jurisdiction of any state or federal court in the State of New York sitting in the County of New York or the United States District Court for the Southern District of New York, and the appellate courts having jurisdiction of appeals in such courts, in any suit or Proceeding arising out of or relating to this Agreement. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 11.14    Execution in Counterparts. This Agreement may be executed in counterparts (including via fax or .pdf), each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to the Purchaser and the Seller.
[Signature page follows.]

The parties have executed and delivered this Agreement as of the date indicated in the first sentence of this Agreement.

ICU MEDICAL, INC. By:/s/ Scott Lamb Name: Scott Lamb Title: Secretary, Treasurer & Chief Financial Officer
EXCELSIOR MEDICAL, LLC By: /s/ James Abrams Name: James Abrams Title: COO
Solely for purposes of Article 4 and Section 11.10:
MEDLINE INDUSTRIES, INC. By: /s/ Charlie Mills Name: Charlie Mills Title: CEO